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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                         For the month of December, 2005



                        Commission File Number: 000-11743




                              WACOAL HOLDINGS CORP.
                 (Translation of Registrant's Name into English)


                      29, Nakajima-cho, Kisshoin, Minami-ku
                                  Kyoto, Japan
                    (Address of principal executive offices)


    Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F X Form 40-F ____


    Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes ____ No X


    If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A


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                              WACOAL HOLDINGS CORP.
                                    Form 6-K

                                TABLE OF CONTENTS



                                                                                                            Page
                                                                                                            ----

Announcement Regarding Liquidation of a Group Subsidiary                                                     3

Announcement of Result of Solicitation for Special Voluntary Retirement                                      4

Announcement of Amendments to the Forecast of Financial Results for the Current Fiscal Year                  5

Signature                                                                                                    7

Exhibit Index                                                                                                8

Exhibit 1 - Announcement Regarding Liquidation of a Group Subsidiary                                         9

Exhibit 2 - Announcement of Result of Solicitation for Special Voluntary Retirement                         12

Exhibit 3 - Announcement of Amendments to the Forecast of Financial Results for the Current Fiscal
            Year                                                                                            14




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            ANNOUNCEMENT REGARDING LIQUIDATION OF A GROUP SUBSIDIARY

     On December 19, 2005, we announced our decision to dissolve and liquidate one of our group subsidiaries, Fukushima Wacoal Sewing Corp. Attached as Exhibit 1 hereto is an English translation of the release.




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     ANNOUNCEMENT OF RESULT OF SOLICITATION FOR SPECIAL VOLUNTARY RETIREMENT

     On December 19, 2005, we announced the results of our solicitation for special voluntary retirement from the employees of Wacoal Corporation, one of our group subsidiaries. Attached as Exhibit 2 hereto is an English translation of the release.




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                   ANNOUNCEMENT OF AMENDMENTS TO THE FORECAST
                OF FINANCIAL RESULTS FOR THE CURRENT FISCAL YEAR

     On December 19, 2005, we released amendments to our forecast of financial results for the current fiscal year. Attached as Exhibit 3 hereto is an English translation of the release.

            CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

     The attached forecast of financial results, and accompanying information, contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about our company, our industry and other relevant factors. The forward-looking statements are subject to various risks and uncertainties. These statements can be identified by the fact that they do not relate strictly to historical or current facts. The forward-looking statements discuss future expectations, identify strategies, contain projections of results of operations or of financial condition, or state other "forward-looking" information. Forward-looking statements are contained in the sections entitled "1. Revised Forecast of Consolidated Financial Results for the Fiscal Year Ending March 31, 2006 (April 1, 2005 - March 31, 2006)", "2. Forecast of Non-Consolidated Financial Statements for the Fiscal Year Ending March 31, 2006 (April 1, 2005 - March 31, 2006)", "Reasons for Revisions", and elsewhere in the attached forecast of financial results and accompanying information.

     Known and unknown risks, uncertainties and other factors could cause our actual results, performance or achievements to differ materially from those expressed or implied by any forward-looking statements contained in the attached forecast of financial results and accompanying information. Among the factors that you should bear in mind as you consider any forward-looking statement are the following:

     o The impact of weak consumer spending in Japan and our other markets on our sales and profitability;

     o The impact on our business of anticipated continued weakness of department stores and other general retailers in Japan;

     o Our ability to successfully develop, manufacture and market products in Japan and our other markets that meet the changing tastes and needs of consumers;

     o Our ability to reduce costs by consolidating our activities in Japan, increasing our product sourcing and manufacturing in lower-cost countries such as China and Vietnam, and other efforts to reduce costs;

     o Our ability to successfully expand our network of our own specialty retail stores and achieve profitable operations at these stores;

     o Our ability to further develop our catalog and Internet sales capabilities;

     o The highly competitive nature of our business and the strength of our competitors;

     o    Effects of seasonality on our business and performance;



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     o    Risks related to conducting our business internationally, including political and economic instability, unexpected legal or regulatory changes, trade protection measures and import or export licensing requirements, changes in tax laws, fluctuations in currency exchange rates, difficulties managing widespread operations, differing protection of intellectual property, difficulties in collecting accounts receivable and public health crises;

     o The impact of weakness in the Japanese equity markets on our holdings of Japanese equity securities;

     o Unexpected increases in our funding obligations with respect to our employee benefit plans due to adverse conditions in the equity or debt markets or other factors; and

     o Acquisitions, divestitures, restructurings, product withdrawals or other extraordinary events affecting our business.

     The information contained in the section entitled "Item 3--Key Information--Risk Factors" of our Annual Report on Form 20-F for the fiscal year ended March 31, 2005 also identifies factors that could cause our actual results, performance or achievements to differ materially from those expressed or implied in any forward-looking statement contained in the attached forecast of financial results and accompanying information. You should understand that it is not possible to predict or identify all such factors. Consequently, you should not consider the foregoing list or the information provided in our annual report to be a complete set of all such factors.

     We undertake no obligation to update any forward-looking statements contained in the attached forecast of financial results and accompanying information, whether as a result of new information, future events or otherwise.



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                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                  WACOAL HOLDINGS CORP.
                                  (Registrant)



                                  By:   /s/ Ikuo Otani
                                  -----------------------------------------
                                        Ikuo Otani
                                        General Manager, Corporate Planning

Date: December 19, 2005




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                                  EXHIBIT INDEX


                                                                                                        Page
                                                                                                        ----

Exhibit 1 - Announcement Regarding Liquidation of a Group Subsidiary                                       9

Exhibit 2 - Announcement of Result of Solicitation for Special Voluntary Retirement                       12

Exhibit 3 - Announcement of Amendments to the Forecast of Financial Results for the Current Fiscal
            Year                                                                                          14





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